Tender Loving Empire LLC (the "Company") an Oregon Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2024 & 2023

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Tender Loving Empire LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in member's equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
August 8, 2025
Vincenzo Mongio

Statement of Financial Position

	As of December 31, 2024	2023
ASSETS		
Current Assets		
Cash and Cash Equivalents	279,105	493,568
Accounts Receivable	55,387	21,619
Prepaid Expenses	51,288	71,211
Inventory	639,560	654,284
Other Receivable - Related Party	10,031	-
Total Current Assets	1,035,372	1,240,683
Non-current Assets		
Fixed Assets, net of Accumulated Depreciation	1,156,863	1,406,732
Right-Of-Use Assets	2,313,811	2,107,909
Security Deposits	170,037	177,037
Other Assets	15,203	19,548
Total Non-Current Assets	3,655,913	3,711,226
TOTAL ASSETS	4,691,285	4,951,909
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	421,236	476,215
Line of Credit	50,000	45,380
Accrued Expenses	431,769	450,379
Gift Certificates Outstanding	42,855	40,624
Short Term Lease Liability	621,762	555,116
Notes Payable - Current Portion	298,678	119,780
Redemption Liability	426,262	426,262
Advance from Distributor	178,108	304,410
Other Payable	90,588	81,478
Other	51,692	66,728
Total Current Liabilities	2,612,949	2,566,372
Long-term Liabilities		
Notes Payable	1,564,203	1,492,904
Other Payable	47,028	137,616
Long Term Lease Liability	1,746,037	1,642,868
Total Long-Term Liabilities	3,357,268	3,273,388
TOTAL LIABILITIES	5,970,218	5,839,760
Commitments and Contingencies (Note 4)		
EQUITY		
Member's Contributions	532,209	532,190
Accumulated Deficit	(1,811,142)	(1,420,041)
Total Equity	(1,278,933)	(887,851)
TOTAL LIABILITIES AND EQUITY	4,691,285	4,951,909

Statement of Changes in Member Equity

	Member Capital		
	$ Amount	Accumulated Deficit	Total Member Equity
Beginning Balance at 1/1/2023	532,773	(308,204)	224,569
Capital Distributions	(583)	-	(583)
Net Income (Loss)	-	(1,111,837)	(1,111,837)
Ending Balance 12/31/2023	532,190	(1,420,041)	(887,851)
Capital Contributions	19	-	19
Net Income (Loss)	-	(391,101)	(391,101)
Ending Balance 12/31/2024	532,209	(1,811,142)	(1,278,933)

Statement of Cash Flows

	Year Ended December 31,	
	2024	2023
OPERATING ACTIVITIES		
Net Income (Loss)	(391,101)	(1,111,837)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	39,904	28,698
Amortization	224,246	176,597
Accounts Payable and Accrued Expenses	(73,589)	441,821
Line of Credit	4,620	45,380
Gift Certificates Outstanding	2,231	924
Other Liabilities	(15,037)	(15,664)
Accounts Receivable	(33,768)	21,261
Prepaid Expenses	19,923	(47,556)
Inventory	14,724	164,511
Advance from Distributor	(126,302)	(34,796)
Other Receivable - Related Party	(10,031)	-
Operating Lease Liabilities	(36,086)	(27,473)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	10,836	753,702
Net Cash provided by (used in) Operating Activities	(380,265)	(358,135)
INVESTING ACTIVITIES		
Fixed Assets	(14,281)	(903,517)
Security Deposit & Loan Fees	11,345	(5,785)
Net Cash provided by (used by) Investing Activities	(2,936)	(909,302)
FINANCING ACTIVITIES		
Proceeds from Notes Payable, net of Repayments	250,197	436,136
Other Debt Payable	(81,478)	(77,512)
Capital Contributions/(Distributions)	19	(583)
Net Cash provided by (used in) Financing Activities	168,738	358,041
Cash at the beginning of period	493,568	1,402,964
Net Cash increase (decrease) for period	(214,462)	(909,396)
Cash at end of period	279,105	493,568

Statement of Operations

	Year Ended December 31,	
	2024	2023
Revenue	7,824,132	6,867,675
Cost of Revenue	2,977,090	2,770,763
Gross Profit	4,847,042	4,096,911
Operating Expenses		
Advertising and Marketing	162,231	183,576
General and Administrative	3,706,911	3,862,447
Research and Development	988	1,285
Rent and Lease	945,174	860,496
Depreciation	39,904	28,698
Amortization	224,246	176,597
Total Operating Expenses	5,079,454	5,113,098
Operating Income (loss)	(232,412)	(1,016,187)
Other Income		
Interest Income	2,126	479
Total Other Income	2,126	479
Other Expense		
Interest Expense	160,815	96,129
Total Other Expense	160,815	96,129
Earnings Before Income Taxes	(391,101)	(1,111,837)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(391,101)	(1,111,837)

Tender Loving Empire LLC
Notes to the Unaudited Financial Statements
December 31st, 2024
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Tender Loving Empire LLC ("the Company") was formed in Oregon on April 6, 2007. The Company sells goods from other small businesses, makers and musician at 7 retail locations and online and is an internationally distributed record label. The Company's headquarters is in Portland, Oregon.

The Company will conduct a crowdfunding campaign under regulation CF in 2025 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Basis of Consolidation

The financials of the Company include its wholly-owned subsidiary, Tender Loving Empire (Washington) LLC a Washington entity. All significant intercompany transactions are eliminated

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment, net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Inventory

As of December 31, 2024, the Company had an inventory balance of $639,560, primarily consisting of finished goods. Inventory is stated at the lower of cost or net realizable value, with cost determined using the weighted average method. The Company performs a physical inventory count annually.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2024.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/24
Leasehold Improvements	5-10	2,045,442	(955,215)	-	1,090,228
Furniture, Computer, & Equipment	3-7	299,899	(233,264)	-	66,635
Grand Total	-	**2,345,341**	**(1,188,479)**	-	**1,156,863**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company did not have any equity-based compensation as of December 31st, 2024.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

As of December 31, 2024, the Company recorded a $10,031 intercompany balance resulting from a cash transfer between affiliated entities. The funds were withdrawn from the Washington entity's bank account on December 31, 2024, but were not deposited into the Company's account until January of 2025. The intercompany balance was settled in the normal course of business with no interest charged.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

Leases

The Company leases its warehouse/office/event space at 3434 SE 21st, Avenue Portland Oregon under a 63-month operating lease requiring monthly payments of $10,610. The current lease expires on December 31st, 2027

The Company leases its Bridgeport Village Portland Oregon store under a 120 month operating lease requiring monthly base payments of $4,052. There is also a percentage rent payment for 5% of the month's sales. The current lease expires on September 30th, 2028

The Company leases its 3535 SE Hawthorne BLVD store in Portland Oregon under a 60-month operating lease requiring monthly payments of $3,489. The current lease expires on December 31st, 2029

The Company leases its 525 NW 23rd, Avenue Portland Oregon store under a 60-month operating lease requiring monthly payments of $4161. The current lease expires on May 31st. 2029

The Company operates under a retail concession lease at Portland International Airport (Room D1041), originally effective July 1, 2016, and set to expire April 30, 2024. The lease was extended to expire on April 30th, 2025 and has since been extended through April 30, 2026. Monthly rent includes a $1,642 storage fee and percentage rent of 10% on sales up to $800,000, 12% on sales between $800,000–$1.2 million, and 14% on sales above $1.2 million. A $152,012 Minimum Annual Guarantee (MAG) applies, payable monthly at $12,668 if greater than percentage rent.

The Company leases its Portland Airport Concessionaire Room E21857 store under a 91-month operating lease expiring June 30, 2027. Rent includes a $2,076 monthly storage fee and percentage rent based on sales: 10% of sales up to $800,000, 12% on sales from $800,000 to $1.2 million, and 14% on sales above $1.2 million. A Minimum Annual Guarantee (MAG) of $172,250 applies, payable monthly at $14,354 if greater than the calculated percentage rent. In connection with the lease, the Company entered into an amendment that introduced an additional Premises Rent obligation of $7,459 per month, payable over 60 months beginning January 30, 2021. This obligation is in addition to the MAG and percentage rent

The Company leases its Seattle store under an eight-year agreement expiring December 31st, 2031. Rent includes a $378 monthly storage fee and percentage rent based on sales: 10% up to $1 million, 11% from $1–2 million, and 12% above $2 million. A $115,934 Minimum Annual Guarantee (MAG) applies, payable monthly at $9,661 if greater than percentage rent.

The Company accounts for its lease in accordance with ASC 842 (Leases). Under ASC 842, leases are identified on the Balance Sheet as right-of-use assets with corresponding liabilities. The right-of-use asset is amortized over its operating cycle using the effective interest rate at the time of lease inception. Below are the weighted average interest rates and future minimum lease payments.

FASB ASC 842 Footnote

Lease expense	Year Ending 31-Dec-24
Operating lease expense	4,224,088
Other Information	
Operating cash flows from operating leases	4,170,101
ROU assets obtained in exchange for new operating lease liabilities	5,593,262
Weighted-average remaining lease term in years for operating leases	4.5
Weighted-average discount rate for operating leases	4.50%
Maturity Analysis	Operating
2025-12	712,953
2026-12	631,365
2027-12	542,196

2028-12	292,758
2029-12	190,327
Thereafter	240,936
Total undiscounted cash flows	2,610,535
Less: present value discount	(242,735)
Total lease liabilities	2,367,800

NOTE 5 – LIABILITIES AND DEBT

Notes Payable

On October 22, 2019, the Company entered into a secured promissory note with an original principal amount of $410,000, bearing interest at the Wall Street Journal Prime Rate plus 5.25% (initially 10.25%). On December 16, 2019, the note was amended to increase the principal to $443,000 and modify repayment terms. The note matures on November 1, 2024, with all unpaid principal and interest due at that time. It includes EBITDA-based principal payments, standard covenants, and late payment penalties. As of December 31, 2024, the outstanding balance was $58,089.

On March 15, 2021, the Company entered into a $250,000 SBA loan bearing fixed interest at 9.25%. The loan required five interest-only payments, followed by monthly principal and interest payments of $6,251 beginning six months after issuance. It matures no later than September 1, 2025, and is secured by business assets. The loan includes standard covenants and permits prepayments up to 20% without penalty. As of December 31, 2024, the outstanding balance was $77,198.

On December 11, 2023, the Company financed the full purchase price of a vehicle totaling $66,677. The loan is classified as a note payable and is amortized over the contractual term, with interest recognized using the effective interest method. The vehicle is recorded in property and equipment and depreciated according to the Company's fixed asset policy. The loan accrues interest at 11% and contains a maturity date in 2029. As of December 31, 2024, the loan balance was $53,326.

The Company obtained a $795,000 SBA 7(a) term loan to fund leasehold improvements, inventory, working capital, and related loan costs. The loan accrues interest at 11% and contains a maturity date in 2033. Disbursement required a $105,000 equity injection from the Company. As of December 31, 2024, the loan balance was $780,377.

On February 25, 2020, the Company entered into a $100,000 business loan, which was subsequently restructured due to financial hardship. Under the amended agreement, the outstanding balance of $87,941 bears interest at a fixed rate of 9.99% and is repayable over 66 months due in 2026, with six months of interest-only payments followed by fully amortizing monthly payments. As of December 31, 2024, the outstanding balance was $24,552

On May 25, 2020, the Company received a U.S. Small Business Administration (SBA) Economic Injury Disaster Loan (EIDL) in the original principal amount of $150,000. The loan accrues interest at a fixed rate of 3.75% per annum and is repayable in monthly installments of $731 over a 30-year term, following a 12-month deferral period. Subsequently, the loan was modified and increased to $500,000, with monthly principal and interest payments adjusted to $2,517. The loan is secured by a blanket security interest in the Company's business assets and is subject to standard SBA terms and restrictions, including limitations on the use of funds for working capital and disaster-related expenses. The balance of the loan was $498,001 as of December 31st, 2024.

On April 22, 2024, the Company entered into a $288,500 secured loan under the SBA Disaster Business Loan program, bearing fixed interest at 4.00%. Monthly principal and interest payments of $1,400 begin 12 months after disbursement. The loan matures 30 years from the note date and includes standard default provisions. As of December 31, 2024, the outstanding balance was $288,500.

On February 9, 2017, the Company entered into a $400,000 SBA 7(a) loan bearing fixed interest at 5.85%, secured by UCC collateral. The loan matures on April 9, 2026, with monthly principal and interest payments required over the term. As of December 31, 2024, the outstanding balance was $82,839.

Redemption Liability

On December 4, 2020, the Company entered into an agreement to repurchase 203,077 ownership units from a former employee for $1. All related ownership rights were cancelled, including the forfeiture of 18,990 unvested options and expiration of 37,980 vested options. The former employee waived all future equity rights and acknowledged a prior payment obligation of $39,479, releasing the Company from related claims upon payment. As of December 31, 2024, the outstanding balance related to this agreement was $426,262.

Advance from Distributor

The Company receives advances from ADA, a music distribution partner, which tracks and collects revenue from streaming services. These advances are applied against monthly streaming sales, effectively serving as a prepaid revenue sharing arrangement with no interest charges. The agreement shall be deemed to continue on an uninterrupted basis for a period of time ending September 30th, 2029.The balance is systematically reduced as streaming revenues are realized, providing the Company with upfront capital against future music distribution earnings. The Company had an ADA payable balance of $178,108 as of December 31st, 2024.

Line of Credit

The Company entered into a line of credit agreement in 2024 for which they received $50,000. The line of credit accrues interest at 10% and is due in 2025.

Other Payable

In connection with its lease at the Port of Portland, the Company had a payable totaling $137,616 during the year ended December 31, 2024, to support build-out and construction costs at the leased premises. The initial liability was $390,000, beginning in 2021. The amount accrues interest at 5% and contains a maturity date of 2026.

Debt Summary

				For the Year Ended December 2024			
Debt Instrument Name	**Principal Amount**	**Interest Rate**	**Maturity Date**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**	**Accrued Interest**
Notes Payable 1	443,000	11%	2026	55,870	2,218	58,089	-
Notes Payable 2	250,000	9%	2025	77,198	-	77,198	-
Notes Payable 3	60,677	11%	2029	10,665	42,661	53,326	-
Notes Payable 4	795,000	11%	2033	86,709	693,668	780,377	-
Notes Payable 5	100,000	10%	2026	22,417	2,135	24,552	-
Notes Payable 6	500,000	4%	2050	19,154	478,847	498,001	-
Notes Payable 7	288,500	4%	2054	9,617	278,883	288,500	-
Notes Payable 8	399,650	6%	2026	64,076	18,763	82,839	-
Redemption Liability	426,262	None	2025	426,262	-	426,262	-
ADA Advance	350,000	None	2025	178,108	-	178,108	-
Line of Credit	50,000	10%	2025	50,000	-	50,000	-
Other Payable	390,000	5%	2026	90,588	47,028	137,616	
Total				1,090,664	1,564,203	2,654,867	-

Debt Principal Maturities 5 Years Subsequent to 2024

Year	Amount
2025	1,090,664

2026	196,289
2027	126,144
2028	126,144
2029	126,144
Thereafter	989,481

NOTE 6 – EQUITY

The Company is a limited liability company with one class of membership units wholly-owned by multiple members.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through August 8, 2025, the date these financial statements were available to be issued.

The Company has entered into several convertible note agreements for the purposes of funding operations totaling $250,000. The interest on the notes were 7%. The amounts are to be repaid at the demand of the holder prior to conversion with maturities in 2030. The notes are convertible into shares of the Company's membership interest at a 20% discount during a change of control or qualified financing event.

The Company's members contributed an additional $100,000 in equity.

The Company entered into a new lease agreement in March of 2025 for its 412 SW Tenth Avenue, Portland, Oregon location. The lease has a term of 120 months with monthly payments of $5,500 and expires in March 2035.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, incurred negative cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.